[Letterhead of Jones Day]
October 7, 2010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Esq.
Maryse Mills-Apenteng, Esq.
Stephen Krikorian
Tamara Tangen

Re:	Verint Systems Inc.
Registration Statement on Form S-1
Filed August 24, 2010
File No. 333-169025
Ladies and Gentlemen:
     The following sets forth the responses of Verint Systems Inc. (“Verint”, “we”, “us”, “our” or the “Company”) to the comment letter, dated September 20, 2010, of the staff of the Division of Corporation Finance (the “Staff”). For your convenience, we have included the Staff’s comments in the body of this letter and have provided the Company’s responses thereto immediately following each comment. This letter is being filed with Amendment No. 1 to the above-referenced Registration Statement on Form S-1 (the “Amended Registration Statement”). All page number references in the responses are to page numbers in the Amended Registration Statement.
Registration Statement on Form S-1
Cover Page
1.	Given that there is a single selling shareholder, please revise the cover page to indicate that your parent company, Comverse Technology, Inc., is the sole selling shareholder and disclose its percentage of ownership.
We have revised the cover page in response to the Staff’s comment.
Inside Cover Page
2.	We note your disclosure in the second paragraph following the table of contents in which you state that while you believe that each source on which your industry

Securities and Exchange Commission
October 7, 2010

and market data is based is reliable, your beliefs and estimates based on such data may not be reliable. Please revise your disclosure to remove any implication that potential investors cannot rely on the data.
We have revised the disclosure on the inside cover page in response to the Staff’s comment.
Prospectus Summary, page 1
3.	Please include in this section a brief discussion of your status as a “controlled company” within the meaning of the Nasdaq listing rules and the ramifications of your reliance on the exemptions provided by this rule. In addition, it appears that risk factor disclosure is warranted.
We have revised the disclosure on page 5 and have added a risk factor on page 15 in response to the Staff’s comment.
Summary Consolidated Financial Information
Non-GAAP Operating income, pages 8 and 9
4.	Please describe the nature of the item that is considered “backlog” within the line-item amortization and impairment of acquired technology and backlog. We note references here and throughout your filing, however, no intangible asset is identified within your Footnote 5- Intangible Assets and Goodwill. Please advise as to the nature of this item and revise your disclosures, if necessary.
Sales backlog (“backlog”) is an intangible asset that was identified and assigned a fair value in certain of our historical business acquisitions. We record amortization of this intangible asset within cost of revenue.
“Amortization and impairment of acquired technology and backlog” on our Consolidated Statements of Operations for the year ended January 31, 2008 was $8.0 million and included $0.3 million of backlog asset amortization expense. Our backlog asset completed its amortization during the year ended January 31, 2008, and, once the asset was fully amortized, we reversed the asset against the accumulated amortization, thereby removing it from our books and records.
Note 5, “Goodwill and Intangible Assets” to our audited financial statements presents information regarding our intangible assets as of January 31, 2010 and January 31, 2009, which are dates subsequent to removal of the fully amortized backlog asset from our accounts, and, accordingly, no backlog asset information appears in that note. Since there was no backlog asset amortization expense for the years ended January 31, 2010 or January 31, 2009, there is no

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October 7, 2010

reference to backlog in “Amortization and impairment of acquired technology” in our Consolidated Statements of Operations for those years.
To avoid the confusion identified in your comment and because the backlog asset amortization expense in the year ended January 31, 2008 was not material, we have revised the captions of and references to the line item to read “Amortization and impairment of acquired technology” on pages 8, 9, 56, 58, F-4, and F-10.
Risk Factors
“We have identified material weaknesses in our internal control over financial reporting....” page 11
5.	You state here that the effectiveness of certain of your remedial measures cannot be determined at this time. We note a similar statement in the risk factor relating to your regular financial statement preparation and reporting processes on page 12 indicating that you cannot assure readers that the material weaknesses identified by you have been fully remediated. Please revise your disclosure to include a clear statement as to whether you believe you have remediated one or more of the material weaknesses you have identified related to monitoring, financial reporting, revenue and cost of revenue, and income taxes. If you are unable to conclude that any of these matters has been remediated, please include a clear statement to this effect.
We have revised the disclosure on pages 11 and 12 in response to the Staff’s comment.
6.	In addition, please include here, or in an appropriate location of the prospectus with a cross-reference to that section, a discussion of the remedial measures taken to date to address the material weaknesses you have identified. To the extent known, please include a timeline regarding when you expect to fully remedy the material weaknesses and the costs, if material, associated with the remedial measures.
We have revised the disclosure on pages 11 and 12 in response to the Staff’s comment to include the remedial measures implemented in response to the identified material weaknesses. Also, as noted in the revised disclosure, we are not yet able to reach a conclusion on the effectiveness of these remedial measures because the actions taken or the controls designed were not in place or had not operated for a sufficient period of time or because these remedial measures are not intended to be executed until later in the year, as well as because the operating effectiveness of these measures has not yet been tested. However, we have indicated in the disclosure that we believe the design of the control activities for monitoring, financial reporting, and income taxes is now effective (notwithstanding that we are not yet able to reach a conclusion on remediation) and we have stated that we intend to perform an evaluation of all remediation activities as of

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October 7, 2010

January 31, 2011. Subject to the successful execution and testing of our existing remedial measures at the appropriate time, we do not expect to incur any further material costs relating to remediation activities.
“We are dependent on contracts with governments around the world....” page 22
7.	Please quantify the portion of your revenues that is dependent on government contracts. In addition, it appears that your discussion of your dependence on government contracts, which expose you to compliance obligations unique to government contracting, should be addressed separately from the risks arising from the consent judgment entered into with the Commission, which relates to disclosure requirements that may affect your ability to secure new contracts and retain existing ones.
We have revised the disclosure on page 23 in response to the Staff’s comment to quantify the portion of our revenues that is dependent on government contracts. In addition, we have revised the risk factor to more clearly indicate that our dependence on government contracts for a significant portion of our business exposes us to both business and compliance risks. We believe that the risk arising from the consent judgment entered into with the Commission is an example of one of these business risks given the potential for loss of U.S. federal government opportunities and therefore is best addressed by inclusion in this and not a separate risk factor.
“The rights of the holders of shares of our common stock are subject to, and may be adversely affected by, the rights of holders of the preferred stock....” page 27
8.	Please expand this risk factor and, as applicable, your risk factor on page 31 to reflect your plan to be voted upon in early October to issue upwards of 10 million shares of common stock upon conversion of your Series A Convertible Preferred Stock issued to Comverse Technology, Inc.
We have revised the disclosure on pages 28 and 32 in response to the Staff’s comment.
Cautionary Note on Forward-Looking Statements, page 32
9.	We note your reference to the Private Securities Litigation Reform Act of 1995 in connection with forward-looking statements. Note that the statutory safe harbor does not apply to forward looking statements by issuers that have been enjoined from violating the antifraud provisions of the securities laws. Please advise as to your belief that you may rely on this safe harbor. Alternatively, revise to delete all references to the Private Securities Litigation Reform Act of 1995 or explain with every reference to the Act that the company is ineligible to rely on the Act’s safe harbor provisions. Please refer to paragraph (b)(1)(A)(ii) of Section 27A of the Securities Act and Section 21E of the Exchange Act.

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October 7, 2010

We have revised the disclosure on page 33 in response to the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Impact of Our VSOE/Revenue Recognition Policies on Our Results of Operations
Communications Intelligence Segment, page 49
10.	With regard to arrangements for which you have deferred both revenue and cost of sales, tell us whether you have any arrangements for which deferred costs exceed deferred revenue. Further, tell us whether these arrangements are subject to customer cancellation and whether, and to what extent, you are entitled to recovery of upfront arrangement costs.
In response to the Staff’s comment regarding arrangements for which we have deferred both revenue and cost of revenue, we note that for the vast majority of these arrangements deferred revenue exceeds deferred cost of revenue. Further, deferred cost of revenue is never in excess of the arrangement’s deferred and future revenues, and therefore we believe these costs are realizable. For a limited number of arrangements, for example where we have deemed customer acceptance to be substantive, deferred cost of revenue may be in excess of deferred revenue at certain balance sheet dates, due to the timing of customer billing tied to customer acceptance contractual clauses. However, in such cases, the entire arrangement has been determined to be profitable.
The majority of our non-government contracts are non-cancellable. We account for short-term rights to return which are not considered to be cancellation privileges in accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Section 605-15-25. Many of our government contracts are subject to customer cancellation. However, in our experience, such cancellations have not been significant. When customer contract cancellation occurs, the customer is required to return the product to us and/or compensate us for upfront costs we incurred. See also our response to comment 22 below.
Liquidity and Capital Resources
Net Cash Provided by (Used in) Operating Activities, page 71
11.	Your disclosure appears to merely recite changes and other information evident from the financial statements. Consider revising your disclosure to focus on the primary drivers (e.g., quantify the amounts of cash receipts from customers, amounts of cash payments to employees, etc.) and other material factors necessary to an understanding of your cash flows. In addition, consider

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October 7, 2010

disclosing the impact of having negative working capital will have on the ability of your operations to be a provider of cash flows. See Instruction 4 to Item 303 of Regulation S-K and Section IV.B of SEC Release No. 33-8350.
We have revised the disclosure on pages 71, 72 and 73 in response to the Staff’s comment. In particular, we have enhanced the discussion of our operating cash flows to focus on the factors that drove significant changes in cash flows between the reporting periods. Our consolidated statements of cash flows are presented using the indirect method, as provided for in ASC Section 230, whereby we do not directly report cash receipts from customers or cash paid to employees and suppliers, and we have therefore not included these particular measures in our disclosures. However, we believe that our revised disclosures, focusing on drivers of material operating cash flow fluctuations between reporting periods (including our operating performance and changes in cash paid for professional fees, compensation, and interest expense), in conjunction with the disclosures already provided on the face of the consolidated statements of cash flows, provide the reader with material insights into our operating cash flows. We have also revised our liquidity and capital resources disclosure to describe the impact of our negative working capital in response to the Staff’s comment.
12.	We note you disclosed that your Term Loan facility is subject to one financial covenant. Disclose that you were in compliance with this covenant and indicate whether you expect to continue to be in compliance. Consider including a discussion of the “margin” or cushion between the actual ratio and covenant ratio. That is, consider disclosing the amount of reduction of operating results that would cause the company to fail its covenant ratio. In addition, consider disclosing the triggers or cash flow levels (i.e., excess cash flows) that cause a mandatory prepayment and explain how these payments might impact your liquidity.
We have revised the disclosure on page 75 in response to the Staff’s comment. If we expect that we will not be in compliance with the Term Loan facility’s financial covenant in the future, we will make appropriate disclosures as we have in prior filings. (For example, prior to amending our credit agreement in July 2010, we made the following disclosure in our Annual Report on Form 10-K for the year ended January 31, 2010: “Based on our current expectations, we intend to reduce our outstanding debt by the end of the quarterly period ending January 31, 2011 in order to maintain compliance with the consolidated leverage ratio covenant using available cash or cash raised from financing activities. Alternatively, we may pursue an acquisition that is accretive to our earnings. There can be no assurance that we will be successful with any such financing activities or in pursuing such an acquisition.”)

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October 7, 2010

Business, page 82
13.	Please describe in quantitative terms the portion of your business that may be subject to renegotiation of profits or termination at the election of the government, if material. Refer to Item 101(c)(1)(ix) of Regulation S-K.
We have revised the disclosure on page 93 in response to the Staff’s comment.
Properties, page 95
14.	It appears that you have several material leases relating to your business operations, including the headquarters facility in Melville, New York and your manufacturing and assembly facilities in Herzliya, Israel, and Laval, Quebec. Please tell us how you determined that these or other of your significant leases do not constitute material agreements required to be filed pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K.
We have not filed the lease agreements for these or other facilities because we do not believe that any of these leases constitutes a material agreement required to be filed pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K. Operations within each of these facilities could be relocated to alternative facilities, which we believe are readily available, without causing material harm to the business (in other words, the operations that take place within these leased facilities are not dependent on unique characteristics of the specific leased facility). Virtually all manufacturing in which we are involved is outsourced to contract manufacturers, and any light, final-assembly work that is done in-house could also easily be relocated to alternative facilities or outsourced. In addition, the aggregate amount of annual rent commitments for each of our leased facilities represents only a small percentage of our aggregate revenue. For example, the annual rent commitment (of approximately $3.1 million) for our Herzliya, Israel facility, which is by far our largest facility (and nearly double the size of the next largest facility, for which the annual rent commitment is less than $2.3 million), represents less than 0.5% of our consolidated annual revenues for the year ended January 31, 2010 (of $703.6 million).
We will continue to evaluate any new leases for materiality and, if we enter into a material lease agreement, we will file a copy of the lease and disclose the material terms of the agreement as required under Item 601(b)(10)(ii)(D) of Regulation S-K.
Executive and Director Compensation
Compensation Discussion and Analysis

Securities and Exchange Commission
October 7, 2010

Process Overview and Guidelines, page 111
15.	We note your statement that the compensation committee considers elements of compensation individually and in the aggregate. We further note that the stock option committee is solely responsible for making final decisions on equity compensation. Given the independent roles of the two committees, please explain further how decisions by one committee impact decisions by the other committee and the extent to which the committees work together in making compensation determinations. Refer to Item 402(b)(1)(vi) of Regulation S-K.
We have revised the disclosure on page 112 in response to the Staff’s comment.
16.	Please expand your disclosure to address more specifically the role of the chief executive officer in determining executive compensation. We note your statement that he “provides input” to the compensation committee on each proposed executive officer compensation package.
We have revised the disclosure on page 112 in response to the Staff’s comment.
17.	You state that the compensation committee engages from time to time a nationally recognized independent compensation consultant; however, it is unclear from your disclosure whether the compensation committee engaged a compensation consultant for the fiscal year ended January 31, 2010. Please revise your disclosure to clarify this. If a compensation consultant was used for this period, please identify the consultant.
We have revised the disclosure on page 112 in response to the Staff’s comment.
Annual Bonuses for the Year Ended January 31, 2010, page 115
18.	It appears you have omitted information regarding the description of Mr. Sperling’s Bonus Plan relating to the management business objectives (MBO). Please advise or revise.
We have revised the disclosure on page 116 in response to the Staff’s comment.
19.	We note that you have not included a discussion of the MBOs for each of the named executive officers, though up to 10% of the payout amount for each officer is based on achievement of the MBOs. Given that the bonus payouts can be materially increased based on achievement of the MBOs, please tell us what consideration you gave to including a discussion of the individual MBOs for each named executive officer.
We have revised the disclosure on page 114 in response to the Staff’s comment.

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October 7, 2010

Information Incorporated by Reference, page 160
20.	Please ensure that you update to incorporate by reference the Form 10-Q filed for the quarterly period ended July 31, 2010, your proxy statement and any other reports filed pursuant to Section 13(a) of 15(d) of the Exchange Act prior to effectiveness. See Item 12(a) to Form S-1.
We have revised the disclosure on page 160 in response to the Staff’s comment.
Financial Statements
General
21.	Please update your financial statements pursuant to Rule 3-12 of Regulation S-X.
We have updated the financial statements in response to the Staff’s comment.
Cost of Revenues, page F-14
22.	Explain why you believe that your policy election to defer certain costs of revenue is proper and that these costs are realizable. Cite the accounting literature that supports your accounting.
To the extent that we defer product revenue, the associated product cost of revenue (representing direct product costs, consisting primarily of amounts paid to third-party contract manufacturers as well as third-party software license fees) is also deferred. The deferred product costs never exceed the future contractual product revenue to be recognized for the life of the arrangement. Deferred product cost of revenue is expensed to product cost of revenue in the same period that the associated product revenue is recognized, in accordance with ASC Topic 650-10-S99-1 (Staff Accounting Bulletin Topic 13.A, paragraph 3.f, question # 5), which states:
Question 5
Facts: Assume the same facts as in Question 2 above. Based on the guidance in Questions 2, 3 and 4 above, Company A has capitalized certain direct and incremental customer set-up costs associated with the deferred revenue.
Question: Over what period should Company A amortize these costs?
Interpretive Response: When both costs and revenue (in an amount equal to or greater than the costs) are deferred, the staff believes that the capitalized costs should be charged to expense proportionally and over the same period that deferred revenue is recognized as revenue.

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October 7, 2010

We believe that the deferred product costs are realizable because (i) costs we defer do not exceed the future revenue to be recognized for a sales arrangement and (ii) in the event of a contract allowing the customer to cancel a sale arrangement, the customer is required to return any products that we delivered and/or cover our incurred expenses.
* * * *
     In addition, in the event that we request acceleration of the effective date of the registration statement, we will provide a written statement from the Company acknowledging certain statements, as requested by the Staff.
     We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please contact the undersigned at (212) 326-3452.
Sincerely,
/s/ Randi C. Lesnick, Esq.
Randi C. Lesnick, Esq.
Enclosures

cc:	Dan Bodner, Verint Systems Inc. Peter D. Fante, Esq., Verint Systems Inc.